The Daiei, Inc.
Daiei Hamamatsucho Office Center
2-4-1, Shibakouen, Minato-ku
Tokyo 105-8514 JAPAN
Tel :81-3-3433- 9277
Fax:81-3-3433- 9486

Daiei

82-230

04024382

April 16, 2004

SUPPL

Dear Sirs,

We extend our sincere appreciation for your kind attention being given to our Company.

We are pleased to send you herewith a copy of our Press Announcement made here on April 16, 2004, which includes the Company's business results for the year ended February 29, 2004.

With best wishes,

Yours faithfully,

Tetsuo Rikimaru
Divisional Manager
Finance Division
The Daiei, Inc.

4/19

PRESS ANNOUNCEMENT (TRANSLATION)

April 16, 2004
The Daiei, Inc.
4-1-1, Minatojima Naka-machi,
Chuo-ku, Kobe, Hyogo 650-0046, Japan
(URL: http://www.daiei.co.jp)

- Securities code No.8263
- The Shares of the Company are listed on the first section of the Stock Exchange in Tokyo, Osaka and Nagoya, and on the Stock Exchange in Fukuoka and Sapporo.
- Annual Closing date: The last day of February
- Interim dividends may be payable
- We adopt a single unit stock system; 1 unit = 500 shares.
- Representative: Kunio Takagi
  President and Chief Executive Officer
- Inquiries relating to this announcement should be made to:
  Hideaki Shiraishi
  Department Manager
  Accounting Settlement Department, Accounting Division
  (Tel.) 81-3-3433-9535 Tokyo, Japan

The Daiei, Inc. has announced the non-consolidated and consolidated business results for the fiscal year ended February 29, 2004

Notes

As far as non-consolidated financial data are concerned, any fractional sums of less than one million yen are discarded.

1. The financial statements of the fiscal year ended February 29, 2004 were approved at the meeting of the Board of Directors held on April 16, 2004.

2. The ordinary general meeting of shareholders is to be held on May 27, 2004

I . NON-CONSOLIDATED

1. Non-consolidated business results (from March 1, 2003 to February 29, 2004)

(1) Business results

	For the year ended February 28, 2003	For the year ended February 29, 2004	Increase (decrease) [%]
	[In millions of yen]		
Operating revenues	1,557,563	1,430,256	(8.2)
Operating income	15,573	13,730	(11.8)
Ordinary profit	14,528	16,645	14.6
Net income	100,028	14,580	(85.4)
	[In yen]		
Net income per share	194.55	17.71	
Diluted earning per share	107.35	9.08	
Ratio of net income to shareholders equity (%)	—	15.0	
Ratio of ordinary profit to:			
Total assets (%)	1.1	1.2	
Operating revenues (%)	0.9	1.2	

Notes

(1) Numbers of shares average (For preferred stock, please refer to the page 5. ※1)

	Shares average of common stock [In thousands of shares]
As of February 29, 2004	422,880
As of February 28, 2003	382,328

(2) Accounting change: None

(3)Used formula of non-consolidated operations at the year ended February 29, 2004

Net income per share

Net income for common stock／(Numbers of shares average of outstanding common stock ended February 29, 2004＋Number of shares converted from convertible participating share under if converted method)

Diluted earning per share

Net income for common stock／(Numbers of shares average of outstanding common stock ended February 29, 2004＋Number of shares converted from convertible participating share under if converted method + Number of dilutive shares)

(2)Dividends

	For the year ended February 28, 2003	For the year ended February 29, 2004
	[In yen]	
Year-end dividends per share	0.00	0.00
Interim dividends per share	0.00	0.00
Annual dividends per share	0.00	0.00
Total amount of dividends (per annum in million of yen)	0	0
Ratio of dividends to net earnings (%)	—	—
Ratio of dividends to shareholders' equity(%)	—	—

(3)Financial condition

	For the year ended February 28, 2003	For the year ended February 29, 2004
	[In millions of yen]	
Total assets	1,395,062	1,421,553
Shareholders' equity	88,461	106,379
Ratio of shareholders' equity to total assets (%)	6.3	7.5
	[In yen]	
Net worth per share	(339.61)	(281.25)

Notes

(1)The number of shares outstanding (For preferred stock, please refer to page 5. ※2)

	Common stock
	[In thousands of shares]
As of February 29, 2004	446,626
As of February 28, 2003	422,637

(2)The number of treasury shares

	Common stock
	[In thousands of shares]
As of February 29, 2004	3,291
As of February 28, 2003	3,250

(3) Used formula of non-consolidated operations at the year ended February 29, 2004

Net worth per share

Net worth for common stock at the end of February, 2004／Number of issued shares of common stock at the end of February, 2004

2 . Forecast of non-consolidated operations for the year ending February 28, 2005 :

	For the six months ending August 31, 2004	For the year ending February 28, 2005
	[In millions of yen]	
Operating revenues	690,000	1,375,000
Ordinary profit	7,000	20,000
Net income	0	40,000
	[In yen]	
Interim dividends per share	0.00	—
Year- end dividends per share	—	undecided
Annual dividends per share		undecided
Expected net income per share		61.78

Notes

*As the above forecast is based on the information available as of the date of this announcement, actual result is subjected to the various factors in future.

Used formula of forecast of non-consolidated operations for the year ending February 28, 2005

Expected net income per share

Expected net income for common stock／Numbers of issued shares of common stock for the six months ended February 28, 2005＋Number of shares converted from convertible participating share under if converted method

*Class A preferred stock and Class G preferred stock correspond to convertible participating shares.

※1 Number of issued outstanding shares average (non-consolidated)

	As of February 28, 2003	As of February 29, 2004
	[In thousand of shares]	
Common stock	382,328	422,880
Class-A preferred stock	4,500	4,500
Class-B preferred stock	4,500	4,500
Class-C ① preferred stock	5,753	—
Class-C ② preferred stock	5,753	—
Class-D ① preferred stock	4,821	20,000
Class-D ② preferred stock	4,821	20,000
Class-E preferred stock	26,438	50,000
Class-F preferred stock	42,301	80,000
Class-G preferred stock	26,438	50,000

※2 Number of shares outstanding at the end of the period (non-consolidated)

	As of February 28, 2003	As of February 29, 2004
	[In thousand of shares]	
Common stock	422,637	446,626
Class-A preferred stock	4,500	4,500
Class-B preferred stock	4,500	4,500
Class-D ① preferred stock	20,000	20,000
Class-D ② preferred stock	20,000	20,000
Class-E preferred stock	50,000	50,000
Class-F preferred stock	80,000	80,000
Class-G preferred stock	50,000	50,000

Notes

・Allocation of new stocks to a third party (February 26, 2004)

Classes of stocks	Number of stocks issued	Amount of formal Capitalization of reserves
	[In thousands of shares]	[In millions of yen]
Common stock	24,030	2,499

II. CONSOLIDATED

1. Consolidated business results (from March 1, 2003 to February 29, 2004)

(1) Business results

	For the year ended February 28, 2003	For the year ended February 29, 2004	Increase (decrease) [%]
	[In millions of yen]		
Operating revenues	2,197,533	1,993,619	(9.3)
Operating income	40,773	51,655	26.7
Ordinary profit	12,786	31,500	146.4
Net income	135,387	18,148	(86.6)
	[In yen]		
Net income per share	290.94	23.30	
Diluted earning per share	153.33	11.62	
Ratio of net income to shareholders equity (%)	—	23.5	
Ratio of ordinary profit to:			
Total assets (%)	0.5	1.4	
Operating revenues (%)	0.6	1.6	

Notes

(1) Equity in net profit of affiliates:

	[In millions of yen]
For the year ended February 29, 2004	930
For the year ended February 28, 2003	497

(2) Numbers of shares average (consolidated)

Please refer to the page 9.

(3) Accounting change : None

(4) Used formula of consolidated operations at the ended February 29, 2004

Net income per share

Net income for common stock／(Number of shares average of outstanding common stock at the ended February 29, 2004＋Number of shares converted from convertible participating share under if converted method)

Diluted earning per share

Net income for common stock／(Numbers of shares average of outstanding common stock ended February 29, 2004＋Number of shares converted from convertible participating share under if converted method + Number of dilutive shares)

(2)Financial condition

	For the year ended	
	February 28, 2003	February 29, 2004
	[In millions of yen]	
Total assets	2,278,225	2,260,782
Shareholders' equity	66,119	88,525
Ratio of shareholders' equity to total assets	2.9%	3.9%
	[In yen]	
Net worth per share	(440.67)	(354.30)

Notes

(1) Number of shares issued (Consolidated)

Please refer to the page 9.

(2) Used formula of consolidated operations at the year ended February 29, 2004

Net worth per share

Net worth for common stock at the end of February, 2004 / Number of issued shares of common stock at the end of February, 2004

(3)Statement of cash flows [Increase (Decrease) in cash]

	For the year ended	
	February 28, 2003	February 29, 2004
Operating activities	47,514	50,631
Investing activities	14,150	1,249
Financing activities	(59,991)	(1,509)
Cash and cash equivalents at end of year	146,133	195,598

(4)Number of consolidated subsidiaries, unconsolidated subsidiaries and affiliates which are accounted for using the equity method.

	2004	Increase	Decrease
Consolidated subsidiaries	101	—	8
Unconsolidated subsidiaries for using the equity method	—	—	—
Affiliates for using the equity method	13	—	1

2. Forecast of consolidated operations for the year ending February 28, 2005:

	For the six months ending August 31, 2004	For the year ending February 28, 2005
	[In millions of yen]	
Operating revenues	930,000	1,855,000
Ordinary profit	17,000	40,000
Net income	1,000	41,000
	[In yen]	
Expected net income per share		67.69

Notes

*As the above forecast is based on the information available as of the date of this announcement, actual result may change affected by the various factors in future.

Used formula of forecast of consolidated operations for the year ending February 28, 2005

Expected net income per share

Expected net income for common stock／(Numbers of shares average of common stock at the ended February 29, 2004＋Number of shares converted from convertible participating share under if converted method)

*Class A preferred stock and Class G preferred stock correspond to convertible participating shares.

※1 Number of issued outstanding shares average (consolidated)

	As of February 28, 2003	As of February 29, 2004
	[In thousand of shares]	
Common stock	333,538	378,598
Class-A preferred stock	4,500	4,500
Class-B preferred stock	4,500	4,500
Class-C ① preferred stock	5,753	—
Class-C ② preferred stock	5,753	—
Class-D ① preferred stock	4,821	20,000
Class-D ② preferred stock	4,821	20,000
Class-E preferred stock	26,438	50,000
Class-F preferred stock	42,301	80,000
Class-G preferred stock	26,438	50,000

※2 Number of shares outstanding at the end of the period (consolidated)

	As of February 28, 2003	As of February 29, 2004
	[In thousand of shares]	
Common stock	376,421	404,942
Class-A preferred stock	4,500	4,500
Class-B preferred stock	4,500	4,500
Class-D ① preferred stock	20,000	20,000
Class-D ② preferred stock	20,000	20,000
Class-E preferred stock	50,000	50,000
Class-F preferred stock	80,000	80,000
Class-G preferred stock	50,000	50,000

Note

・Allocation of new stocks to a third party (February 26, 2004)

Classes of stocks	Number of stocks issued	Amount of formal Capitalization of reserves
	[In thousands of shares]	[In millions of yen]
Common stock	24,030	2,499